Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-219206

GS Finance Corp. $910,000 Leveraged Basket-Linked Notes due 2021 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $910,000 principal amount of notes that were offered on April 21, 2020, as described in the accompanying prospectus supplement no. 8,178 dated April 21, 2020.

The Bloomberg page for the Basket was incorrectly stated in the accompanying prospectus supplement no. 8,178 dated April 21, 2020. Please refer to the corrected information below.

The following term reflects corrected information and replaces, in its entirety, the term for “Basket” under “Key Terms” on page S-3 of the accompanying prospectus supplement no. 8,178. The amended term below should be read in conjunction with the accompanying prospectus supplement no. 8,178 dated April 21, 2020 (except for the term being replaced), the accompanying prospectus supplement dated July 10, 2017 and the accompanying prospectus dated July 10, 2017:

Basket: an unequally weighted basket comprised of the common stock of 26 companies; the closing level of the basket will be published daily on Bloomberg page “GSPIMOS2” (or any successor or replacement service or page); see “The Basket” on page S-31

You should read the additional disclosure in the accompanying prospectus supplement no. 8,178 dated April 21, 2020 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-12 of the accompanying prospectus supplement no. 8,178 dated April 21, 2020.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus supplement No. 8,178 Addendum dated April 30, 2020

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●Prospectus supplement no. 8,178 dated April 21, 2020

●Prospectus supplement dated July 10, 2017

●Prospectus dated July 10, 2017

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.